Exhibit 3.2

AMENDMENT NO. 5

TO

AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

ATLAS PIPELINE OPERATING PARTNERSHIP, L.P.

THIS AMENDMENT NO. 5 TO AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF ATLAS PIPELINE OPERATING PARTNERSHIP, L.P. (this “Amendment”), dated as of March 17, 2014 is entered into and effectuated by Atlas Pipeline Partners GP, LLC, a Delaware limited liability company (the “General Partner”) and the general partner of Atlas Pipeline Operating Partnership, L.P., a Delaware limited partnership (the “Partnership”), pursuant to authority granted to it in Section 13.1 of the Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of February 2, 2000 (the “Limited Partnership Agreement”). Capitalized terms used but not defined herein are used as defined in the Limited Partnership Agreement.

WHEREAS, the General Partner has determined that this Amendment does not adversely affect the Limited Partner in any material respect.

NOW, THEREFORE, it is hereby agreed as follows:

A. Amendment. The Limited Partnership Agreement is hereby amended as follows:

1. Section 1.1 of the Limited Partnership Agreement is hereby amended to add or amend the following definitions in appropriate alphabetical order:

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date,

(a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

(b) the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject, or (iii) provide funds for distributions under Section 6.3A, 6.4 or 6.5 of the MLP Agreement in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iv) above if the effect of such reserves would be that the MLP is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Class E Preferred Unit” shall have the meaning set forth in the MLP Agreement.

2. Section 5.3 of the Limited Partnership Agreement is hereby amended and restated as follows:

With the consent of the General Partner, any Limited Partner may, but shall not be obligated to, make additional Capital Contributions to the Partnership. Contemporaneously with the making of any Capital Contributions by a Limited Partner in connection with the Limited Partner’s issuance of Common Units or other such interests in the Limited Partner that are convertible into Common Units (other than the issuance of preferred units that are convertible into Common Units only upon a change of control of the Partnership), in addition to those provided in Sections 5.1 and 5.2, the General Partner shall be obligated to make an additional Capital Contribution to the Partnership in an amount equal to 1.0 divided by 99.0 times the amount of the additional Capital Contribution then made by such Limited Partner. Except as set forth in the immediately preceding sentence and in Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

3. Section 5.5(a) of the Limited Partnership Agreement is hereby amended and restated as follows:

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and (ii) all items of Partnership income and gain

(including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this agreement; and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

B. Agreement in Effect. Except as hereby amended, the Limited Partnership Agreement shall remain in full force and effect.

C. Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the state of Delaware, without regard to principles of conflicts of laws.

D. Invalidity of Provisions. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

E. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same instrument.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

ATLAS PIPELINE PARTNERS, L.P.

By: Atlas Pipeline Partners GP, LLC, its general partner

By:	/s/ Robert W. Karlovich III
Name:	Robert W. Karlovich III
Title:	Chief Financial Officer

ATLAS PIPELINE PARTNERS GP, LLC

By:	/s/ Robert W. Karlovich III
Name:	Robert W. Karlovich III
Its:	Chief Financial Officer

[Signature Page to Amendment No. 5 to APOP LP Agreement]

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